UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Interstate Hotels & Resorts Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46088S106
(CUSIP Number)
Christopher Shackelton/Adam Gray
825 Third Avenue, 36th Floor
New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46088S106

1	NAMES OF REPORTING PERSONS Coliseum Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,740,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,740,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,740,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	46088S106

1	NAMES OF REPORTING PERSONS Coliseum Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,740,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,740,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,740,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	46088S106

1	NAMES OF REPORTING PERSONS Coliseum Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,740,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,740,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,740,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	46088S106

1	NAMES OF REPORTING PERSONS Adam Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,740,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,740,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,740,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	46088S106

1	NAMES OF REPORTING PERSONS Christopher Shackelton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,740,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,740,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,740,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	46088S106
Explanatory Note: This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”) and Coliseum Capital Partners, L.P. (“CCP”) to amend and supplement the original Schedule 13D which was filed with the Securities and Exchange Commission on behalf of CCM, CC, CCP, Adam Gray and Christopher Shackelton (collectively, the “Filers”), with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Interstate Hotels & Resorts Inc. (“IHR” or the “Company”).
CCM, CC and CCP are referred to in this Amendment as the “Reporting Persons.” This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Item 1. Security and Issuer
(b) The address of the Filers is 767 Third Avenue, 35th Floor, New York, NY 10017. The remaining information for this Item 2 is unchanged.
Item 2. Identity and Background
Unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Unchanged.
Item 4. Purpose of Transaction
On December 18, 2009, IHR announced that the Company and Interstate Operating Company, L.P., a Delaware limited partnership of which the Company is the general partner (the “Operating Partnership”), have entered into an Agreement and Plan of Merger, dated as of December 18, 2009 (the “Merger Agreement”), with Hotel Acquisition Company, LLC, a Delaware limited liability company (“Parent”), HAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and HAC Merger Partnership, L.P., a Delaware limited partnership and a subsidiary of Merger Sub (“Merger Partnership”, and together with Parent and Merger Sub, the “Purchaser Parties”). Parent is a joint venture owned and controlled by affiliates of Thayer Lodging Group and Shanghai Jin Jiang International Hotels (Group) Company Limited.
The Merger Agreement provides for, upon the terms and subject to the conditions in the Merger Agreement, the merger of Merger Sub (the “Company Merger”) with and into the Company with the Company being the surviving company, and the merger of Merger Partnership (the “Partnership Merger” and together with the Company Merger, the “Mergers”) with and into the Operating Partnership with the Operating Partnership being the surviving partnership.
Pursuant to the Merger Agreement, at the effective time of the Mergers, each outstanding share of Common Stock, other than any shares owned by the Company or its subsidiaries or the Purchaser Parties, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, and each outstanding Class A unit of limited partnership interest in the Operating Partnership, other than any limited partnership interests owned by the Company, will be cancelled and will be converted automatically into the right to receive $2.25 in cash, without interest.
Under the Merger Agreement, the Company is subject to a “no-shop” restriction on its ability to solicit offers or proposals relating to a takeover proposal or to provide information to or engage in discussions or negotiations with third parties regarding a takeover proposal. The no-shop provision is subject to a “fiduciary out” provision that allows the Company to provide information and participate in discussions with respect to an unsolicited written takeover proposal in certain circumstances.
The Merger Agreement contains certain termination rights for both the Company and the Purchaser Parties. The Merger Agreement provides that, upon termination under specified circumstances, the

CUSIP No.	46088S106
Company would be required to pay Parent a termination fee in an amount equal to $3.0 million. In addition to the termination fee, upon termination under specified circumstances, the Company will also be required to reimburse Parent for certain out-of-pocket costs and expenses in an amount up to $1.5 million or $3.5 million, depending on the circumstances.
Stockholders of the Company will be asked to vote on the proposed transactions at a special meeting that will be held on a date to be announced. The Mergers are conditioned on, among other things, the adoption of the Merger Agreement by the stockholders of the Company. Availability of financing for the Mergers is not a condition to the Purchaser Parties’ obligations to close.
The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 hereto, and is incorporated herein by reference.
The Reporting Persons and certain other stockholders of IHR, who collectively own approximately 17% of the Common Stock of the Company, have agreed with Parent to vote in favor of the Mergers and the adoption of the Merger Agreement, subject to the limitations set forth in the voting agreements between such persons and Parent. For a description of the voting agreement entered into by the Reporting Persons (the “Voting Agreement”), see Item 6 below, which description is incorporated herein by reference in response to this Item 4. The Voting Agreement is included as an exhibit to the Merger Agreement.
Item 5. Interest in Securities of the Issuer
(a) and (b) The information contained in rows 11 and 13 of the cover pages for each of the Reporting Persons is incorporated herein by reference. As of December 18, 2009, the Reporting Persons may be deemed to beneficially own, to the best of their knowledge, an aggregate of 3,740,743 shares of Common Stock, representing approximately 11.6% of the shares of Common Stock. The percentage of shares of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment is based upon 32,155,431 shares of Common Stock issued and outstanding as of November 1, 2009, as set forth in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
Concurrent with the execution and delivery of the Merger Agreement, CCM, CC and CCP (the “Voting Agreement Parties”) entered into a Voting Agreement with Parent (the “Voting Agreement”). Shares of Common Stock beneficially owned by the Voting Agreement Parties subject to the Voting Agreement (the “Voting Agreement Shares”) constituted 11.6% of the total issued and outstanding shares of Common Stock as of November 1, 2009. Pursuant to the Voting Agreement, the Voting Agreement Parties have agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of adoption of the Merger Agreement and approval of each of the transactions contemplated thereby. Further, the Voting Agreement Parties have agreed to vote against (i) the approval of any action or proposal made in opposition to, or in competition with the Mergers, (ii) any action, proposal, transaction or agreement that would result in a breach of any representation, warranty, covenant or obligation of IHR in the Merger Agreement and (iii) any other action, proposal, transaction or agreement that would compete with or serve to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Mergers. However, the Voting Agreement does not limit or restrict any of the Voting Agreement Parties from voting the Voting Agreement Shares in such holder’s sole discretion on any matter other than those matters specifically referred to in the Voting Agreement.
In the Voting Agreement, the Voting Agreement Parties agreed not to, among other things, sell, transfer, pledge, encumber or otherwise dispose of, or enter into any contract, option or other agreement with respect to the transfer of any Voting Agreement Shares, or grant any proxies or options with respect to the Voting Agreement Shares. The Voting Agreement Parties have also agreed to waive any appraisal rights, dissenters’ rights or any similar rights with respect to the Mergers or any related transaction that they may have by virtue of, or with respect to, any of the Voting Agreement Shares. The Voting Agreement will terminate upon the earlier of: (a) the date the Merger Agreement is terminated in accordance with its terms; (b) the delivery of written notice of termination by each Voting Agreement Party to Parent, following any amendment to the Merger Agreement effected without the prior written consent of the Voting Agreement Party which would reduce or change the form of the Common Share Merger Consideration; (c) August 31, 2010; and (d) the Closing Date (as defined in the Merger Agreement).

CUSIP No.	46088S106
The Voting Agreement is included as an exhibit to the Merger Agreement, which is filed as Exhibit 1 to this Amendment and any references to or descriptions of the Voting Agreement are qualified in their entirety by reference to the full text of the Voting Agreement, which is incorporated by reference herein in its entirety.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of December 18, 2009, by and among the Interstate Hotels & Resorts, Inc., Interstate Operating Company, L.P., Hotel Acquisition Company, LLC, HAC Merger Sub, Inc. and HAC Merger Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by IHR on December 18, 2009).

SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 24, 2009

COLISEUM CAPITAL MANAGEMENT, LLC
By:	/s/ Adam Gray
Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P. By: Coliseum Capital Management, LLC, Attorney-in-fact
By:	/s/ Adam Gray
Adam Gray, Manager

COLISEUM CAPITAL, LLC By: Coliseum Capital Management, LLC, Attorney-in-fact
By:	/s/ Adam Gray
Adam Gray, Manager

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of December 18, 2009, by and among the Interstate Hotels & Resorts, Inc., Interstate Operating Company, L.P., Hotel Acquisition Company, LLC, HAC Merger Sub, Inc. and HAC Merger Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by IHR on December 18, 2009).